SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

 FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

 DATED: May 11, 2009

 Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.

 85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Yes   ☐        No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes   ☐        No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes   ☐        No   ☒

 If ``Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 N/A

On May 11, 2009, Navios Maritime Partners L.P. (“Navios”) issued a press release announcing the closing of its follow-on offering of 3,500,000 common units at $10.32 per common unit, raising gross proceeds of approximately $36.1 million.  A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

On May 5, 2009, Navios entered into an Underwriting Agreement with the underwriters identified therin in connection with its public offering. A copy of the executed Underwriting Agreement is filed as Exhibit 1.1 as part of this Report. In addition, a copy of the opinion of Reeder & Simpson P.C. is filed as Exhibit 5.1 as part of this Report.

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-157000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: May 13, 2009

Exhibit Index

Exhibit No.	Exhibit

1.1	Underwriting Agreement dated May 5, 2009.

5.1	Opinion of Reeder & Simpson P.C. dated May 8, 2009.

99.1	Press Release dated May 11, 2009.